Exhibit 12.1

Computation of Ratio of Debt-to-Equity

	At
(Dollars in Thousands)	December 31, 2012
Repurchase agreements	$8,752,472
Securitized debt	646,816
Obligation to return securities obtained as collateral	508,827
Senior Notes	100,000
Payable for unsettled MBS purchases	33,479
Total Debt	$10,041,594

Stockholders’ Equity	3,311,006

Ratio of Debt-to-Equity	3.0:1
Debt-to-Equity Multiple	3.0	x